SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMERICAN LAND LEASE, INC.

(Name of Subject Company (Issuer))

GCP SUNSHINE ACQUISITION, INC.,

a subsidiary of

GCP REIT II

(Names of Filing Persons (Offerors))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

027118108

(CUSIP Number of Class of Securities)

GCP Sunshine Acquisition, Inc.

c/o Green Courte Partners, LLC

560 Oakwood Avenue, Suite 100

Lake Forest, Illinois 60045

Attention: James R. Goldman, Managing Director

(847) 582-9400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Hal M. Brown, Esq.

Jason C. Harmon, Esq.

DLA Piper LLP (US)

203 North LaSalle Street, Suite 1900

Chicago, Illinois 60601

(312) 368-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$142,310,255.80	$5,592.79

*	Estimated for purposes of calculating the filing fee only. Determined by multiplying the offer price of $14.20 per share by the sum of (x) the 7,937,943 shares of common stock, par value $0.01 per share (the “Shares”), of American Land Lease, Inc. issued and outstanding as of December 18, 2008, (y) the 1,091,381 Shares that are issuable on or prior to the expiration of this tender offer upon exercise of all options to purchase Shares that are currently outstanding and exercisable and (z) the 992,525 Shares that are issuable on or prior to the expiration of this tender offer upon the exchange of all operating partnership units that are currently outstanding.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Exchange Act and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	None	Filing Party:	Not Applicable
Form or Registration No.:	Not Applicable	Date Filed:	Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

Check the appropriate boxes below to designate any transactions to which the statement relates.

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by GCP Sunshine Acquisition, Inc. (“Purchaser”), a Delaware corporation and a subsidiary of GCP REIT II, a Maryland real estate investment trust (“Parent”), to purchase all outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), as of the time Purchaser accepts for payment and pays for any Shares (as defined below) tendered and not withdrawn pursuant to the Offer (as defined below), including shares of restricted Common Stock under the Company’s 1998 Stock Incentive Plan (the “Company Stock Plan”) and any shares issuable upon exercise of options to acquire shares of Common Stock issued pursuant to the Company Stock Plan (the “Shares”), of American Land Lease, Inc., a Delaware corporation (the “Company”), at a price of $14.20 per Share, net to the seller in cash (subject to applicable withholding taxes), without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 23, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any supplements or amendments thereto, collectively constitute the “Offer”), copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively. The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 9, 2008 (the “Merger Agreement”), among Parent, Purchaser, the Company and Asset Investors Operating Partnership, L.P., a Delaware limited partnership and a majority-owned subsidiary of the Company (the “Company Partnership”).

Item 1. Summary Term Sheet

The information set forth in the “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information

(a)	The name of the subject company is American Land Lease, Inc. Its principal executive office is located at 29399 U.S. Hwy 19 North, Suite 320, Clearwater, Florida 33761 and its telephone number is (727) 726-8868.

(b)	This Schedule TO relates to Purchaser’s offer to purchase all issued and outstanding Shares. As of December 18, 2008, there were 7,937,943 shares of Common Stock issued and outstanding.

(c)	The information set forth in Section 6— “Price Range of the Shares of Common Stock” of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Persons

(a)–(c)	This Schedule TO is filed by Purchaser and Parent. The information set forth in Section 9— “Certain Information Concerning Parent, Purchaser and their Affiliates” in the Offer to Purchase and in Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction

(a)	The information set forth in the “Summary Term Sheet” and Sections 1, 2, 3, 4, 5, 7, 12 and 13— “Terms of the Offer,” “Acceptance for Payment and Payment,” “Procedures for Accepting the Offer and Tendering Shares,” “Withdrawal Rights,” “Certain U.S. Federal Income Tax Consequences of the Offer and the Merger,” “Effect of the Offer on the Market for the Company’s Shares; NYSE Delisting; Exchange Act Registration,” “Purpose of the Offer; Plans for the Company” and “Transaction Documents” in the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a)–(b)	The information set forth in Sections 8, 9, 11 and 12— “Certain Information Concerning the Company,” “Certain Information Concerning Parent, Purchaser and their Affiliates,” “Background of the Offer; Contacts with the Company” and “Purpose of the Offer; Plans for the Company” in the Offer to Purchase is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals

(a), (c)(1)–(7)	The information set forth in Sections 6, 7, 11, 12, 14 and 15— “Price Range of the Shares of Common Stock,” “Effect of the Offer on the Market for the Company’s Shares; NYSE Delisting; Exchange Act Registration,” “Background of the Offer; Contacts with the Company,” “Purpose of the Offer; Plans for the Company,” “Dividends and Distributions” and “Certain Conditions to the Offer” in the Offer to Purchase is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration

(a), (b), (d)	The information set forth in Section 10— “Source and Amount of Funds” in the Offer to Purchase is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company

(a), (b)	The information set forth in the Introduction and Sections 8, 9, 11 and 12— “Certain Information Concerning the Company,” “Certain Information Concerning Parent, Purchaser and their Affiliates,” “Background of the Offer; Contacts with the Company” and “Purpose of the Offer; Plans for the Company” in the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used

(a)	The information set forth in Sections 11, 12 and 18— “Background of the Offer; Contacts with the Company,” “Purpose of the Offer; Plans for the Company” and “Certain Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements

Not applicable.

Item 11. Additional Information

(a)(1)	The information set forth in Schedule I and Sections 9, 11 and 12— “Certain Information Concerning Parent, Purchaser and their Affiliates,” “Background of the Offer; Contacts with the Company” and “Purpose of the Offer; Plans for the Company” in the Offer to Purchase are incorporated herein by reference.

(a)(2)-(4)	The information set forth in Sections 7 and 16— “Effect of the Offer on the Market for the Company’s Shares, NYSE Delisting; Exchange Act Registration” and “Certain Legal Matters; Required Regulatory Approvals” in the Offer to Purchase are incorporated herein by reference.

(a)(5)	The information set forth in Section 16— “Certain Legal Matters; Required Regulatory Approvals” in the Offer to Purchase is incorporated herein by reference.

(b)	The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12. Material to be Filed as Exhibits

(a)(1)(A)	Offer to Purchase, dated December 23, 2008.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)	Press release issued by Parent and the Company on December 10, 2008 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company on December 11, 2008).

(a)(1)(H)	Form of summary advertisement, published December 23, 2008.

(d)(1)	Agreement and Plan of Merger, dated as of December 9, 2008, by and among GCP REIT II, GCP Sunshine Acquisition, Inc., American Land Lease, Inc. and Asset Investors Operating Partnership, L.P.

(d)(2)	Tender and Support Agreement, dated as of December 9, 2008, by and among GCP REIT II, GCP Sunshine Acquisition, Inc., Terry Considine, Titahotwo Limited Partnership, RLLLP, Titaho Limited Partnership, RLLLP, Thomas L. Rhodes, Bruce D. Benson and Bruce E. Moore.

(d)(3)	Escrow Agreement, dated as of December 9, 2008, by and among GCP Sunshine Acquisition, Inc., American Land Lease, Inc. and JPMorgan Chase Bank, National Association.

(d)(4)	Confidentiality Agreement between American Land Lease, Inc. and Green Courte Partners, LLC dated July 16, 2008.

(g)	Not applicable.

(h)	Not applicable.

Item 13. Information Required by Schedule 13e-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2008

GCP SUNSHINE ACQUISITION, INC.

By:	/s/ James R. Goldman
Name: James R. Goldman
Title: President

GCP REIT II

By:	/s/ James R. Goldman
Name: James R. Goldman
Title: President

Exhibit Index

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated December 23, 2008.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)	Press release issued by Parent and the Company on December 10, 2008 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company on December 11, 2008).

(a)(1)(H)	Form of summary advertisement, published December 23, 2008.

(d)(1)	Agreement and Plan of Merger, dated as of December 9, 2008, by and among GCP REIT II, GCP Sunshine Acquisition, Inc., American Land Lease, Inc. and Asset Investors Operating Partnership, L.P.

(d)(2)	Tender and Support Agreement, dated as of December 9, 2008, by and among GCP REIT II, GCP Sunshine Acquisition, Inc., Terry Considine, Titahotwo Limited Partnership, RLLLP, Titaho Limited Partnership, RLLLP, Thomas L. Rhodes, Bruce D. Benson and Bruce E. Moore.

(d)(3)	Escrow Agreement, dated as of December 9, 2008, by and among GCP Sunshine Acquisition, Inc., American Land Lease, Inc. and JPMorgan Chase Bank, National Association.

(d)(4)	Confidentiality Agreement between American Land Lease, Inc. and Green Courte Partners, LLC dated July 16, 2008.

(g)	Not applicable.

(h)	Not applicable.